August 13, 2009
VIA ELECTRONIC TRANSMISSION
AND COURIER
Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Global Consumer Acquisition Corp. Preliminary Proxy Statement and Preliminary Information Statement File No. 001-33803 Filed July 28, 2009
Dear Mr. Windsor:
           Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”) and Preliminary Information Statement (the “Preliminary Information Statement”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated August 10, 2009 (the “Comment Letter”).
          I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 to the Proxy Statement (“Proxy Amendment No. 1”) and Amendment No. 1 to the Information Statement (“Information Statement Amendment No. 1”) that is being filed today with the Staff. Four clean copies of Proxy Amendment No. 1 and Information Statement Amendment No. 1, together with exhibits and annexes, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Preliminary Proxy Statement and the Preliminary Information Statement on July 28, 2009.
          Please note that since the filing of the Preliminary Proxy Statement and the Preliminary Information Statement and pursuant to the terms of the Second Amended and Restated Sponsor Support Agreement, which has been filed along with a Form 8-K on August 13, 2009, the

Mr. Christian Windsor
United States Securities and Exchange Commission

Company’s sponsor, Hayground Cove Asset Management LLC, has decided not to purchase any of the Company’s shares through separate, privately negotiated transactions to help facilitate approval of the Acquisitions. To date, neither the Company nor its sponsor (or any affiliate of its sponsor) has purchased any of the Company’s shares and has not entered into private negotiations with any potential sellers to purchase any of the Company’s shares. Additionally, in connection with the foregoing, the Company’s sponsor has also agreed not to utilize (i) any funds from the $140.0 million commitment by Jefferies & Company, Inc. and Jefferies Finance, Inc. to finance the purchase of such shares or (ii) the permanent financing option from Jefferies & Company, Inc. and Jefferies Finance, Inc. available to it. These changes are reflected in the Second Amendment to the Sponsor Support Agreement, filed with the Commission on August 13, 2009. These changes impact the Company’s responses to certain of the Staff’s comments, as outlined below in this response letter.
          Additionally, on August 12, 2009, Colonial BancGroup filed a Form 8-K with the Commission disclosing that it was informed by the U.S. Department of Justice that it is the target of a federal criminal investigation relating to its mortgage warehouse lending division and related alleged accounting irregularities. The Company intends to include disclosure regarding this event, as well as developments regarding certain other regulatory investigations and proceedings that Colonial Bank is subject to, in the next amendment to the proxy statement.
          For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in Proxy Amendment No. 1 and Information Statement Amendment No. 1.
Preliminary Information Statement
General
1.	The staff notes that the Company’s “Soliciting materials filed pursuant to Rule 14a-12 under the Exchange Act” included in a Form 8-K filed on July 13, 2009, indicates in the first paragraph under “Financial Sponsorship” that “.... (i) an agreement by the Company’s warrant holders to restructure the outstanding warrants on terms satisfactory to Hayground Cove ....”. In this regard, please provide the staff with the following:
•	Was consideration given to Exchange Act Rule 13e-4 when the Company decided to request a tender from holders of founders shares and provide us with an analysis of that Rule and its applicability to the founders shares;

•	When was the Founders Shares Restructuring Agreement first filed with the Staff; and,

•	The date and method of informing the holders of founder shares that the Company wanted to exchange their shares for warrants;

•	A precise factual chronology of all actions taken to solicit purchases of shares from current holders.
          The Company and its sponsor considered Rule 13e-4 (“Rule 13e-4”) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) prior to entering into any negotiations with holders of founders shares to cancel their shares in exchange for the Company’s warrants. The Company respectfully submits that the Company and its sponsor determined that Rule 13e-4, which concerns issuer tender offers, is inapplicable to the exchange of founders shares for warrants because no issuer tender offer occurred. The founders shares restructuring was facilitated solely by a single agreement, the Founders Shares Restructuring Agreement, dated as of July 20, 2009 and filed with the Commission on July 22, 2009, between the Company and its sponsor.

Mr. Christian Windsor
United States Securities and Exchange Commission

          Rule 13e-4 defines an “issuer tender offer” as “a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer”. Many factors should be considered when determining whether a party launched a tender offer. These factors include (i) active and widespread solicitation of public shareholders of the issuer, (ii) whether the solicitation was made for a substantial percentage of the issuer’s stock; (iii) whether the offer is contingent on the tender of a fixed number of shares, (iv) whether the offer is open only for a limited period of time, (v) whether the terms of the offer are firm rather than negotiable, (vi) whether the offeree is subject to pressure to participate in the tender offer and (vii) public announcements of a tender offer.
          The Company’s sponsor, in order to facilitate the proposed transactions, entered into the Founders Shares Restructuring Agreement pursuant to which 7,602,864 of the Company’s founders shares (approximately 19% of the total shares outstanding) will be cancelled and exchanged for warrants. The Founders Shares Restructuring Agreement resulted from negotiations solely between the Company and its sponsor, and the Company respectfully submits that such negotiations did not, as a threshold matter, constitute a tender offer under the factors enumerated above.
2.	Provide the staff with your analysis supporting your conclusion that you have not engaged in a tender offer. Please discuss the factors identified by the staff in your counsel’s telephonic discussions, as well as the remaining factors and how they supported your conclusion that you had not engaged in a tender offer. Furthermore, please provide the staff with a precise factual analysis of all steps taken by the founder and its affiliates, Global Consumer to acquire shares.
          Pursuant to the terms of the Second Amended and Restated Sponsor Support Agreement, the Company’s sponsor will not purchase any of the Company’s shares through separate, privately negotiated transactions. To date, neither the Company nor its sponsor (or any affiliate of the sponsor) have purchased any of the Company’s shares and have not entered into private negotiations with any potential sellers to purchase any of the Company’s shares. Therefore, because no securities of the Company have been offered to be purchased or will be purchased by either the Company or the sponsor (or the sponsor’s affiliates), the Company believes that it has not engaged in a tender offer. Furthermore, the Company respectfully submits that the founders shares restructuring does not constitute a tender offer for the reasons set forth in the Company’s response to Comment 1 above.
Reasons for the Amendments
3.	The staff notes that page 27 of the “Investors Presentation” included in the Form 8-K filed on July 13, 2009 states on page 27 that each founders share would be exchanged for 3 warrants. Revise here to explain when and how that was changed to 1 warrant. In addition, noting that several “Investor Presentations” have been submitted pursuant to Rule 14a-12, supplementally provide the staff, as applicable, with any changes made to the presentation from one submission to the next.

Mr. Christian Windsor
United States Securities and Exchange Commission

          When the Company and its sponsor commenced private negotiations with certain warrantholders in connection with the proposed warrant restructuring, a three-for-one exchange of warrants for cancelled founders shares was originally contemplated in connection with the founders shares restructuring, as set forth in the Company’s original investor presentation, filed with the Staff on July 14, 2009. The decision to exchange one warrant for each cancelled founders share was the result of negotiations with a select group of warrantholders (the “Consenting Warrantholders”), who independently raised concerns regarding the potential dilution of the value of their securities if three warrants were exchanged for each cancelled founders share. As a result, as a concession in the private negotiations with the Consenting Warrantholders, the Company proposed a one-for-one exchange of cancelled founders shares for warrants.
          With respect to the several investor presentations that have been submitted pursuant to Rule 14a-12, the following is a summary of the changes made to the presentation from one submission to the next. Most of the changes are immaterial or were made to reflect updated disclosure in other filings (e.g., the Information Statement, the Proxy Statement and other Form 8-Ks), but to ensure that the market had all information on a real time basis the Company filed every revised presentation prior to any meetings.
          On July 14, 2009, the Company filed the form of investor presentation we intended to use in presentations to certain of our security holders and other interested persons.
          On July 20, 2009, the Company amended the form of investor presentation to (i) add a new page 4 entitled “DeSPACing the SPAC”, (ii) change page 17 to increase the Net Interest Margin Illustrative Assumption from 4.5% to 4.7% and to change the assumption of warrants held by founders, (iii) change page 18 to divide “Time Deposits” into “Jumbo” and “Sub-$100k”, (iv) change page 26 to decrease the “Assumed Price to Implied Initial Tangible Book Value” from 1.29x to 1.28x, (v) change page 28 to revise the terms of the warrant and founders’ share restructuring, (vi) change page 29, bullet 4, sub-bullet 1 to revise 1.29x to 1.28x, (vii) change page 31 to add “Warrant and Founder’s Share Restructuring” and (viii) to reorder pages 36-41.
          On July 21, 2009, the Company amended the form of investor presentation to revise page 27 to reflect updated market prices.
          On July 23, 2009, the Company amended the form of investor presentation to (i) move certain pages to the appendices and (ii) revise page 22 to reflect updated market prices.
          On July 27, 2009, the Company amended the form of investor presentation to (i) add pages 21 and 22 to provide additional information on the loan portfolio to be acquired and (ii) update page 24 to reflect updated marked prices.
          On July 29, 2009, the Company amended the form of investor presentation to (i) add to page 10 the biography of George A. Rosenbaum, Jr., who will serve as the Principal Accounting Officer of Western Liberty Bancorp and Chief Financial Officer of 1st Commerce Bank upon the consummation of the acquisitions, (ii) revise page 24 to reflect updated market prices and (iii)

Mr. Christian Windsor
United States Securities and Exchange Commission

update pages 33 and 41 to include George A. Rosenbaum, Jr.’s biography.
          On August 3, 2009 the Company amended the form of investor presentation to (i) remove the concept of the purchase of our shares through separate, privately negotiated transactions by our sponsor, Hayground Cove Asset Management LLC and the $140.0 million commitment by Jefferies & Company, Inc. and Jefferies Finance, Inc. by deleting such references on page 3 and page 4, (ii) update page 7 to include George A. Rosenbaum, Jr.’s biography, (iii) add pages 23-25 to provide additional information on the loan portfolio to be acquired and (iii) revise page 27 to reflect updated market prices.
4.	Revise the third paragraph to explain how amending the warrants and exchanging the founders shares for warrants “facilitates the necessary votes” in that the holders of the warrants cannot vote to consummate the transaction. In addition, state the general effect on the rights of existing security holders, both the Company share and warrant holders for both the warrant modifications and the indemnification agreement. With regards to the indemnification, please add as an annex.
          The Company has revised the disclosure to explain how amending the terms of the Company’s warrants and exchanging the founders shares for warrants helps to facilitate the necessary votes to approve the acquisitions. Please see page 2 of the Information Statement Amendment No.1. As a general matter, the amended terms to the Original Warrant Agreement make the acquisitions more attractive to public shareholders voting to approve the acquisitions because by increasing the strike price to a price that is “out of the money”, the capital structure becomes significantly less dilutive, which increases the likelihood that public shareholders will vote to approve the acquisitions. If the consummation of the acquisitions is not approved by the stockholders, and the Company liquidates, all the warrants will expire worthless, as warrantholders have no claim to the proceeds of the trust account. Since the announcement of the warrant restructuring, the Company’s have traded up over 440%, reflecting the market’s receptiveness to the amended terms.
          Additionally, the Company and its sponsor have not entered into a separate indemnification agreement in connection with either of the warrant restructuring or the founders shares restructuring, but pursuant to the terms of the Founders Shares Restructuring Agreement, which has been attached to the Information Statement Amendment No. 1 as Annex A, the Company agrees to indemnify its sponsor and each participating shareholder for any claims that arise out of or are based upon the restructuring of their founders shares and to indemnify its sponsor and its affiliates for any of their obligations with respect to the restructuring of the founders shares.
Amendments to the Original Warrant Agreement
5.	Revise to add the “Warrant Restructuring Letter Agreement” and the “Amended and Restated Warrant Agreement” as annexes to the Information Statement.
          The Company has revised Information Statement Amendment No. 1 to include the Warrant Restructuring Letter Agreement as Annex B and the Amended and Restated Warrant Agreement as Annex C.

Mr. Christian Windsor
United States Securities and Exchange Commission

6.	Revise to add disclosure of the names and percentages held of the warrant holders who have confirmed the basis and terms of the Warrant Restructuring Letter Agreement.
          The Company has revised Information Statement Amendment No. 1 to address the Staff’s comment.
7.	Revise the first sentence of the third paragraph to indicate the bullets disclose all material differences between the original warrants and the amended warrants.
          The Company has revised Information Statement Amendment No. 1 to address the Staff’s comment.
8.	Revise the second bullet to add narrative defining “another business combination” and disclose the “date fixed for redemption ...”.
          The Company has revised Information Statement Amendment No. 1 to address the Staff’s comment.
9.	Revise the penultimate paragraph to disclose how much will be paid for the 7,987,214 new warrants.
          Neither the Company nor any other party is paying any cash consideration for the new warrants which are being exchanged for founders shares pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act. The Company’s sponsor, in order to facilitate the proposed transactions, entered into the Founders Shares Restructuring Agreement pursuant to which 7,602,864 of the Company’s founders shares will be cancelled and exchanged for warrants, which constitutes approximately 19% of our total outstanding shares (and none of our public shares).
     The Company has revised Information Statement Amendment No. 1 to address the Staff’s comment.
Preliminary Proxy Statement
General
10.	Provide the staff with a copy of the Form of proxy to be used.
          The Company has included the form of proxy in Proxy Amendment No. 1 as Annex D.

Mr. Christian Windsor
United States Securities and Exchange Commission

Notice of Special Meeting
11.	Revise to unbundle the multiple discrete issues that you are asking shareholders to approve into separate proposals. Please refer to Rule 14a-4(a)(3) and the September 2004 Supplement to the Manual of Publicly Available Telephone Interpretations.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment. Please note that the Company has rearranged the description of the “Acquisition Proposal” to be clearer and more specific. However, all subsections have remained part of the single “Acquisition Proposal”. The Company believes that it is unnecessary and potentially confusing for shareholders to vote separately for each subsection of the acquisition proposal when all subsections are contingent upon approval of the acquisitions.
12.	Delete all uses of “among other things” from every Proposal. In addition, delete (iii) from Proposal 1 or add language to adequately describe the Proposal. Finally, delete all references such as “(as defined herein)”, from the Proposals.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
13.	Revise the disclosure on the second page regarding a list of stockholders to be consistent with Proxy Rule 14a-7.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Proxy Statement for Special Meeting of Stockholders of Global Consumer Acquisition Corp... page 1
14.	We note one of the conditions for the consummation of the Merger is approval of the holders of a majority of the outstanding shares of capital stock of 1st Commerce Bank and of the holders of a majority of the issued and outstanding shares of Capitol Development’s Class A common stock and Class B common stock. Please tell us, if the majority of the holders do not approve the merger whether or not the Colonial Asset Purchase Agreement would still take place. If the response is yes, please provide this information in the disclosures and include appropriate pro forma financial information for this scenario.
          The Company will not close the acquisition of the Select Colonial Assets unless the 1st Commerce Merger is closed contemporaneously since 1st Commerce Bank holds the requisite bank charter to purchase such assets. As a result, we will not close the acquisition of the Select Colonial Assets unless the majority of the holders of the outstanding shares of capital stock of 1st Commerce Bank and the holders of a majority of the issued and outstanding shares of Capitol Development’s Class A common stock and Class B common stock do not approve the merger.

Mr. Christian Windsor
United States Securities and Exchange Commission

15.	Revise the first five paragraphs to use the bullets to briefly summarize the items being voted upon. In this regard, each bullet should briefly summarize each proposal. The remaining information should be included elsewhere in the proxy statement.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
16.	The staff notes that the Company’s “Soliciting materials filed pursuant to Rule 14a-12 under the Exchange Act” included in a Form 8-K filed on July 13, 2009, indicates in the first paragraph under “Financial Sponsorship” that the Sponsor, “...entered into a sponsor support agreement whereby it has agreed, at its option, to purchase through private purchases and/or cash tender offer ...”. In this regard, please provide the staff with an analysis of the applicability of Exchange Act Rule 13e-4.
          Pursuant to the terms of the Second Amended and Restated Sponsor Support Agreement, the Company’s sponsor will not purchase any of the Company’s shares through separate, privately negotiated transactions. To date, neither the Company nor its sponsor (or any affiliate of the sponsor) have purchased any of our shares and have not entered into private negotiations with any potential sellers to purchase any of the Company’s shares. Therefore, because no securities of the Company have been offered to be purchased or will be purchased by either the Company or its sponsor (or the sponsor’s affiliates), the Company believes that the Rule 13e-4 analysis is moot.
17.	With regard to the proposed offer for shares, please provide the staff with an analysis of when the restricted period of Regulation M would be applicable to the Company and its sponsor and affiliates.
          Pursuant to the terms of the Second Amended and Restated Sponsor Support Agreement, the Company’s sponsor will not purchase any of the Company’s shares through separate, privately negotiated transactions. To date, neither the Company nor its sponsor (or any affiliate of the sponsor) have purchased any of the Company’s shares and have not entered into private negotiations with any potential sellers to purchase any of the Company’s shares. Therefore, because no securities of the Company have been offered to be purchased or will be purchased by either the Company or its sponsor (or the sponsor’s affiliates), the Company believes that the Regulation M analysis is moot.

Mr. Christian Windsor
United States Securities and Exchange Commission

Summary of the Acquisitions
18.	Noting that much of the discussion is not directly related to the acquisitions, such as, directors’ election, adjournment, and amending the certificate of incorporation, revise to change the caption to “Summary of the Proposals” or another similar caption. In this regard, change the sub-headings to first “Summary of the Acquisitions” and then use separate paragraphs to describe the Merger Agreement with 1st Commerce and then describe the Colonial Asset Purchase. In this regard, change the cross-references to also include the Annexes. This should be followed by subheadings for each other proposals with separate paragraph for each of the sub-proposals, as applicable.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment. The cross-references have also been revised throughout Proxy Amendment No. 1 as necessary.
19.	Revise to add after the subheadings above, a caption “Actions Taken in Contemplation of the Transactions” or another similar caption and, describe the Support Agreement, the Amended Warrant Agreement, the Indemnification Agreement(s), the Founders restructuring agreement, and any other material actions taken.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Questions and Answers
20.	Revise to add as the first 2 questions and answers, why the sponsors changed the target from consumer products to banking and why they changed to using the trust fund to allow it to purchase shares at prices above the market prices or liquidation or conversion amounts and effectively changing the conversion maximum from 29.99% to almost 70%. In addition, add cross-references to the risk factors for these items and also for any other sections that discuss these issues.
          Since the Company’s formation as a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business combination with one or more domestic or international operating businesses in the global consumer products and services industry, our sponsor has actively pursued acquisition opportunities across numerous industries. In December 2008, the Company reconstituted its board of directors. Since December 2008, the new board of directors, who are all based in the United States, have been focused on pursuing a transaction in the United States, as they believed there were more attractive investment opportunities on a risk-adjusted basis in the United States, compared to what existed internationally. Since early 2009, the Company’s sponsor has been providing the Company’s board of directors with memoranda on a weekly basis outlining its goals for the upcoming week with respect to the search for a target, as well as updating the board of directors on its near-term progress regarding any active and ongoing negotiations. As the financial markets continued to experience turmoil in light of current market conditions and the resulting economic downturn, the Company’s search for a target continued to span numerous industries, including acquisition targets in the financial services industry, the gaming and hospitality sector and the real estate sector.

Mr. Christian Windsor
United States Securities and Exchange Commission

In April 2009, the Company began to focus on Nevada-based opportunities in consumer services businesses in the financial services industry. Given the extensive professional and personal networks of our management in the State of Nevada, as well as their respective knowledge of the Nevada economy, the Company believed there to be value and opportunity in the Nevada banking sector and decided to pursue the opportunities with Colonial Bank and 1st Commerce Bank.
          In addition pursuant to the terms of the Second Amended and Restated Sponsor Support Agreement, the Company’s sponsor will not purchase any of the Company’s shares through separate, privately negotiated transactions. To date, neither the Company nor its sponsor (or any affiliate of the sponsor) has purchased any of the Company’s shares and have not entered into private negotiations with any potential sellers to purchase any of the Company’s shares. Therefore, because no securities of the Company have been offered to be purchased or will be purchased by either the Company or its sponsor (or the sponsor’s affiliates), the Company will be using no funds from the trust account to purchase shares. As a result, the Company believes that any disclosure regarding why it changed to using the trust fund to allow it to purchase shares would now be moot.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment. Cross-references have been added to the Proxy Amendment No. 1 as necessary.
21.	Revise the answer to the question, “What if I am a founding stockholder?” to disclose the material terms referred to by the parenthetical, “except as set forth in the Warrant agreement.”
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
22.	Revise the Answer to, “How do I exercise my conversion rights?” to reflect the disclosures contained on pages 76-77 of the Initial Public Offering. In this regard, the disclosure in the IPO states that if the option of notifying the company prior to the meeting is not used, holders must vote against the proposed business combination, and demand conversion by marking the appropriate space on the proxy card. The holders will not have conversion rights unless he continues to hold the shares through the “closing date of the proposed business combination” and then tenders his stock certificate to us. In this regard, state the expected closing date of each acquisition or what actions must be taken to close each acquisition and the timing of taking such actions so as to give holders an expectation of the period of time between approval of the business combination and the closing.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.

Mr. Christian Windsor
United States Securities and Exchange Commission

23.	Revise the answer to the question, “What happens to the funds deposited in the trust account after consummation...” to disclose the name of the advisors, how much each will get in of the $9.6 million, and, and estimate of the transaction expenses. In addition, disclose the estimated amount that might be paid to holders of shares acquired pursuant to the Sponsor Support Agreement.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment to disclose the name of the advisors, how much each advisor will get of the $9.6 million allocated to them as a group and an estimate of the transaction expenses in connection with the acquisitions.
          In addition, pursuant to the terms of the Second Amended and Restated Sponsor Support Agreement, the Company’s sponsor will not purchase any of the Company’s shares through separate, privately negotiated transactions. To date, neither the Company nor its sponsor (or any affiliate of the sponsor) have purchased any of the Company’s shares and have not entered into private negotiations with any potential sellers to purchase any of the Company’s shares. Therefore, because no securities of the Company have been offered to be purchased or will be purchased by either the Company or its sponsor (or the sponsor’s affiliates), the Company believes it disclosure of the estimated amount that might be paid to holders of shares acquired pursuant to the Sponsor Support Agreement is moot.
Risk Factors
24.	Revise the risk that the loan portfolio may not perform as expected to more robustly describe the portfolio. In this regard, disclose the amounts of the entire portfolio, the amount of loans from Nevada, the amount from Florida and the amount from elsewhere. In addition, disclose the types of loans by percentage, e.g., 70% commercial real estate, 10% construction, etc. Finally, disclose the total number of loans and the number that were reviewed as part of your due diligence.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
25.	Revise the last risk of page 15 relating to the age of the portfolio to disclose the average age of the portfolio, the percentage non-performing and the percentage 30 days delinquent. In addition, disclose whether or not current appraisals were available and, if so, the percentage of loans with current appraisals.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
26.	Revise the risk factor at the bottom of page 29 relating to going beyond the target industry to briefly describe the original intended target business, i.e., consumer products.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.

Mr. Christian Windsor
United States Securities and Exchange Commission

27.	Revise the adequacy of the loan loss allowance on page 30 to disclose the allowance amount, the percentage of allowance to total loans, and, the percentage of allowance to non-performing loans, as of the most recent practicable date.
     The Company has revised Proxy Amendment No. 1 to disclose the allowance amount and the percentage of allowance to total loans for each of the Nevada Carve-Out and 1st Commerce Bank as of the most recent practicable date. The Company has disclosed the percentage of allowance to non-performing loans for 1st Commerce Bank, however this metric is inapplicable to the Nevada Carve-Out, since the Company will not be acquiring any non-performing loans from Colonial Bank.
     Pursuant to Statement of Financial Accounting Standards No. 141 (revised) Business Combinations, the allowance for loan and lease losses from the acquired entities does not transfer to the acquiring entity. In addition, the acquiring bank should establish loan loss allowances for the acquired held-for-investment loans in periods after the acquisitions, but only for losses incurred on these loans due to credit deterioration after the consummation of the acquisitions. Therefore, following the consummation of the acquisitions, the Company will maintain an allowance for estimated loan losses that it believes is adequate for absorbing the inherent losses in its loan portfolio.
28.	Revise the last risk on page 30 to disclose the expected number of employees at consummation of the acquisitions, and a breakdown of their functions, e.g., 10 loan officers, 10 in administrative support, etc.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
29.	Many of the risks are generic for the banking industry, either revise to delete these risks, or revise them to particularize them to the company. In this regard, either revise or delete the risks on page 14, the first 2 risks on page 16, the last 4 risks on page 17, the first full risk on page 18, the last 5 risks on page 19, the first 2 risks on page 20, the last risk on page 26, the last 3 risks on page 31, and, the first risk on page 32.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Special Meeting of the Company Stockholders
Conversion Rights, page 37-38
30.	Revise the first full paragraph on page 38 to clarify how high a price may be paid for the sponsor purchased shares. In this regard, indicate the highest price that may be paid for the shares in the context of the market price, conversion price and liquidation price.
          Pursuant to the terms of the Second Amended and Restated Sponsor Support Agreement, the Company’s sponsor will not purchase any of the Company’s shares through separate, privately negotiated transactions. To date, neither the Company nor its sponsor (or any affiliate of the sponsor) have purchased any of the Company’s shares and have not entered into private negotiations with any potential sellers to purchase any of the Company’s shares. Therefore, because no securities of the Company have been offered to be purchased or will be purchased by either the Company or the sponsor (or the sponsor’s affiliates), the Company believes that disclosure with respect to the sponsor share purchases is moot. The Company has updated the disclosure throughout the Proxy Statement to reflect the entry into the amendment to the Sponsor Support Agreement.
31.	Please tell us how you considered your Support Agreement with Hayground Cove Asset Management LLC for their repurchase of up to 39% of the outstanding public shares of your company and the repayment of funds borrowed from Jefferies in connection with the Support Agreement in your pro forma financial information.
          Pursuant to the terms of the Second Amended and Restated Sponsor Support Agreement, which has been filed along with a Form 8-K on August 13, 2009, the Company’s sponsor will not purchase any of the Company’s shares through separate, privately negotiated transactions.

Mr. Christian Windsor
United States Securities and Exchange Commission

To date, neither the Company nor its sponsor (or any affiliate of the sponsor) have purchased any of the Company’s shares and have not entered into private negotiations with any potential sellers to purchase any of the Company’s shares. Therefore, because no securities of the Company have been offered to be purchased or will be purchased by either the Company or the sponsor (or the sponsor’s affiliates), the Company believes that the disclosure with respect to the repurchase of up to 39% of the outstanding public shares and the repayment of funds borrowed in connection therewith is moot.
The Acquisition Proposals
Structure of the Acquisitions, page 43
32.	Revise to briefly define or describe “transaction account deposits” referred to in the first paragraph.
          The Company has revised Proxy Amendment No. 1 to describe “transaction account deposits” as non-time deposits, consisting of non-interest bearing demand deposit accounts, interest bearing demand deposit accounts, money market accounts, and savings accounts.
Amendment of the Warrants Agreement, page 44
33.	We note the change to Section 6.5 of the Amended and Restated Warrant Agreement that in the event an effective registration statement is not filed within 90 days of the warrants’ expiration date, then the warrants shall become exercisable for cash consideration. Please tell us how this amendment changed your accounting treatment for the warrants specifically under paragraphs 10-17 of EITF 00-19 or other relevant guidance. In addition, if the amendment did result in a change in your accounting for the warrants as equity, please include the impact of the accounting in your pro forma financial information.
          The Company referenced FASB Staff Position No. EITF 00-19-2 regarding the Amended and Restated Warrant Agreement that in the event of an effective registration statement is not filed within 90 days of the warrants’ expiration date, then the warrants shall become exercisable for cash consideration. In paragraph 1, the Staff Position states, “This FASB Staff Position (FSP) addressed an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies.”
          Since the warrants can be settled in cash in the future, not at the Company’s option, management considered the expiration date of the warrants and the status of the current registration statement when determining whether the amended warrant agreement gave rise to a liability at the modification date.

Mr. Christian Windsor
United States Securities and Exchange Commission

Since the warrants have an expiration of seven years, the Company has determined that a liability is not probable or reasonably measurable currently. Management has also considered the fact that the Company has had an effective registration statement on file for the last two years. Management does not foresee this changing and therefore doesn’t expect the accounting treatment to create a FASB 5 liability. The Company will reconsider this accounting treatment if there are any changes in the underlying circumstances.
Restructuring of the Founders Shares, page 45
34.	We note that you entered into an agreement to cancel at least 90% of the Founders Shares or 7,188,492 shares and exchange the outstanding shares for warrants. Please tell us how this restructuring agreement is included in your pro forma adjustments on the unaudited condensed combined balance sheet. Explain the relevant considerations as to your accounting treatment and revise the pro form as necessary including any footnotes or other ancillary disclosures.
          The relevant considerations as to management’s accounting treatment were the fair value of the warrants based on a Black Scholes pricing model, the fair value of the founders shares and the method of repurchasing the founders shares. When estimating the value of the founders shares, management makes the same assumption as in the pro forma financials that the acquisition will close. Therefore, the stock is valued at approximately $10/share. Management determined that the fair value of the newly structured warrants was lower than the existing founders shares. As a result, the use of the “treasury method” to repurchase and retire the shares does not result in a material change to the pro forma balance sheet.
Background of the Transaction
35.	Revise the paragraph discussing the engagement of Abdo Partners to disclose if the company or its affiliates owns any shares or warrants of the Company and the material terms of the engagement. In addition, inform us as to when the agreement was filed with the Staff.
          The Company has revised the disclosure to reflect the fact that neither Abdo Global Partners, Inc. nor any of its affiliates owns any shares or warrants of the Company and to explain the material terms of our engagement with Abdo Global Partners, Inc. The Company does not have a written agreement with Abdo Global Partners, Inc. with respect to such engagement and therefore have not filed an agreement with the Staff with respect to this arrangement. However, in connection with the acquisitions, the Company has entered into an employment agreement with Mr. Abdo, which was filed with the Commission on August 13, 2009.
36.	Revise the April 13, 2009 paragraph to disclose whether and when the Board was informed of the change in targets (from consumer products to banking).
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.

Mr. Christian Windsor
United States Securities and Exchange Commission

37.	Revise the April 14, 2009 paragraphs to name the banks and the persons with whom Mr. Abdo met.
          We have revised the April 14, 2009 paragraph in the section entitled “Background of the Acquisitions” to include more detail regarding the referenced bank and individual with whom Mr. Abdo met and to clarify that this meeting was not with Colonial Bank or 1st Commerce Bank and that neither the referenced bank nor their representatives are affiliated with Colonial Bank or 1st Commerce Bank.
38.	Revise to move the May 12 paragraph to its proper chronological order.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
39.	Revise to disclose if any of the advisors or their affiliates or any of the sponsors and their affiliates own any interests in 1st Commerce or Colonial, or have any loans or deposits that will be purchased. If so, please describe.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
40.	Revise to disclose when and how many investor presentations or meeting were held.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Our Board of Directors’ Reasons..., page 50
41.	Revise to add a subsection for “Positive reasons for the Acquisitions” or another similar caption and follow this with “Negative aspects of the Acquisitions” and include the subheadings on pages 50-53 in either category.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Self-selected a majority of loan
42.	Revise the disclosure to clarify how many of the $900 million in Nevada loans and deposits were selected, the method of selecting deposits, the selection pool of the other loans and deposits, whether the other deposits were selected or not, whether the other loans were selected or not, the location of the loans other than the Nevada and Florida loans and, whether or not current appraisals were used in evaluating the credits.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.

Mr. Christian Windsor
United States Securities and Exchange Commission

43.	Revise to add a subsection to disclose information about the branches. In the subsection, disclose whether or not the branches were originally opened by Colonial, the average age of the branches, and the number or the percentage that were profitable. In addition, disclose the number of employees at those branches and whether these will become employees of the Company. If other employees, not branch employees, will become company employees, briefly describe.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Satisfaction of the 80% Test
44.	Noting the fair value disclosures contained in Note 2 to the Pro Forma Financial Statements, revise to discuss each acquisition transaction separately, i.e., Colonial asset purchase and 1st Commerce acquisition. In each discussion, disclose the estimated cash to be paid or received, the fair value of each acquisition, and how the fair value was determined, i.e., the method used.
          Under the terms of the Company’s organizational documents and as disclosed in the Company’s IPO prospectus, a “business combination” means the Company’s initial acquisition of one or more assets or operating businesses with a fair market value of at least 80% of the amount held in trust (net of taxes and excluding the amount held in the trust account representing a portion of the underwriters’ discount) at the time of the acquisition through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business combination, which represents approximately $245.7 million based on the amount held in the Company’s trust account as August 12, 2009. As reflected on the balance sheets of 1st Commerce Bank and the Select Colonial Assets as of June 30, 2009, the estimated fair value of the combined net portfolio loans of 1st Commerce Bank and the Select Colonial Assets were approximately $392.6 million under FAS No. 157 (consisting of approximately $34.5 million of estimated fair value for 1st Commerce net portfolio loans and approximately $358.1 million of estimated fair value for the Select Colonial Assets loans, net). Given that the fair value of the combined net portfolio loans (i.e., the primary assets being acquired) is approximately $147 million (or 60%) in excess of the 80% requirement, the Company’s Board of Directors accordingly concluded that the 80% requirements contained in the Company’s Amended and Restated Certificate of Incorporation was met. The Company’s Board of Directors believes because of the financial skills and background of its directors, it was qualified to conclude that the Acquisitions of the targets met this requirement.
          The Company has revised Proxy Statement Amendment No. 1 to address the Staff’s comment.
Interest of Our Directors
45.	Noting the restricted stock grants referred to on page 88, revise here to disclose all of the restricted stock awards that have been approved, the current dollar value of those awards, and, whether they will be issued pursuant to employment agreements or through a benefit plan. In this regard, add a risk factor for dilution related to these restricted stock awards. In addition, disclose in both places whether the awards will be subject to the approval of stockholders and when that approval will be requested.

Mr. Christian Windsor
United States Securities and Exchange Commission

           No restricted stock grants described under “Post-Closing Transaction Related Equity Awards” have been awarded as of the date hereof, and as such the current dollar value of those awards cannot be determined. The Company’s Board of Directors has approved the award of up to 1.5 million shares of restricted stock in connection with the acquisitions, which the Company expects to be awarded to certain members of our management and our consultants, in connection with the acquisitions. As soon as practicable after the closing of the acquisitions, the Company’s Compensation Committee (to be formed after the consummation of the acquisitions) will meet to determine whether any grants will be made and, if so, which members of our management and our consultants will receive equity grants and the allocation of such grants. Additionally, an additional risk factor regarding the dilution related to these restricted stock awards has been included in Proxy Amendment No. 1.
46.	Revise to add a subsection in the Summary for, “Interest of Officers, Directors, and Others” and summarize the disclosures here in that subsection. In addition, disclose the value of those interests, e.g., number of shares of restricted stock times the market price as of the most recent practicable date.
          No restricted stock grants have been awarded as of the date hereof, and as such the summary of the disclosures relating to such grants cannot be provided and the value of those interests cannot be provided. The Company’s Board of Directors has approved the award of up to 1.5 million shares of restricted stock in connection with the acquisitions, which the Company expects to be awarded to certain members of our management and our consultants, in connection with the acquisitions. As soon as practicable after the closing of the acquisitions, the Company’s Compensation Committee (to be formed after the consummation of the acquisitions) will meet to determine whether any grants will be made and, if so, which members of our management and our consultants will receive equity grants and the allocation of such grants.
GCAC Unaudited Pro Forma Condensed Combined Financial Statements Unaudited Pro Forma Condensed Combined Financial Data, page 111
47.	We note on page 69 that you will offer and pay severance benefits to all covered employees that you do not elect to make a comparable job offer to in connection with the Colonial Bank asset purchase. Please include disclosures on the expected impact on operations and liquidity these severance payments might have on the Company.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
48.	Please revise to include pro forma selected financial data and pro forma book value per share in accordance with Item 14 (paragraph 9 and 10) of the Proxy Rules for all periods for which pro forma information is presented (in this case, December 31, 2008 and June 30, 2009).

Mr. Christian Windsor
United States Securities and Exchange Commission

           The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
49.	Please sum the historical financial information on pages 112, 113, and 114 and include subtotal columns before each column titled “Pro Forma Adjustments (Assuming Minimum Conversion)” to present the results of the summation.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Note 2 — Acquisition Method, page 115
50.	We note on page 67 that the Colonial Bank asset purchase is structured so that at the closing date neither party, the Company or Colonial Bank, will pay more than $1 million as a result of the transaction. In addition, we note in your purchase price allocation for Colonial Bank on page 115 that cash paid to Colonial Bank totaled $28 million and the pro forma adjustment “A” reduces the “Due from Colonial” line item by the $28 million. The remaining receivable owed by Colonial Bank to the Company upon the closing date is $8.4 million as a result of the pro forma adjustment. Please include disclosures that bridge the gap between the remaining receivable presented on page 112 and the clause in the asset agreement that neither party will pay more than $1 million on the closing date.
           The Company acknowledges that the Colonial Asset Purchase Agreement is structured so that neither the Company nor Colonial Bank will pay more then $1 million as a result of the transaction. The Company also acknowledges that the pro forma balance sheet as of June 30, 2009 indicates a receivable of $8.4 million owed by Colonial Bank to the Company upon closing. The Company plans to bridge that gap by decreasing the amount of deposits transferred from Colonial Bank to the Company. The deposits will be decreased by an amount that ensures that neither party, the Company or Colonial Bank, will pay more then $1 million as a result of the transaction.
51.	We note after your fair value adjustment for the acquired Colonial Bank’s loans of $15.6 million the remaining acquired loan balance is $415.9 million. In addition, we note on page F-8 that the estimated fair value of the loan portfolio at June 30, 2009 was $362.1 million. Please include disclosures that bridge the gap between the purchase price fair value and the interim FSP SFAS 107-1 disclosure fair value of the loan portfolio.
          Management has determined that there are two factors that bridge the gap between the purchase price fair value and the interim FSP SFAS 107-1 disclosure fair value of the loan portfolio. The first factor is the status of the financial institution holding the loans. Colonial Bank has taken an additional liquidity discount due to their bank’s financial situation in valuing their Nevada Carve-Out loan portfolio. The Company did not consider an additional liquidity discount because management expects the Company to be a healthy financial institution at

Mr. Christian Windsor
United States Securities and Exchange Commission

closing. The second factor is that when determining the fair value adjustment, Colonial Bank applied the entire portfolio level fair value adjustment, including nonperforming loan, on a pro rata basis to the loans held by the Nevada Carve-Out. However, the Nevada Carve-Out loans selected by the Company do not contain any nonperforming loans. Therefore, the Company’s management has determined that the fair value of the loans is more than fair value determined by Colonial Bank.
52.	We note your purchase price allocation disclosures for Colonial Bank and 1st Commerce Bank on pages 115 and 116. Please tell us how you considered the indemnification clauses, beginning on page A-28 of exhibit 2.2 for the Colonial Bank asset purchase and in exhibit 2.1 beginning on page B-33 for the 1st Commerce Bank agreement and plan of merger, in your purchase accounting under paragraph 29 and 30 of SPAS 141R.
          The Company considered the indemnification clauses of the Colonial and 1st Commerce agreements in our purchase accounting under paragraph 29 and 30 of SFAS 141R. However, management has determined that the potential future liability should not be recognized on acquisition date because it does not satisfy the more-likely-then-not criterion and is not reasonably measurable, as the indemnification centers around a break of standard representation and warranties for which the Company does not expect a breach to occur.
Note 3 — Pro Forma .Adjustments and Assumptions, page 116
53.	Please explain how the reduction of accrued expense liability, pro forma adjustment “C”, meets the definition of a pro forma adjustment in paragraph (6) of Article 11-02 of Regulation S-X.
          The accrued expenses are legal and accounting expenses directly related to the transaction. The Company expects to settle the entire accrual at closing from the working capital of the Company. We are not modifying the expense when making this entry. However, given these previous accrued expenses will be paid out of working capital at closing, we believe it’s appropriate to show the payout of the accruals.
54.	We note your calculation of the amortization for the loan portfolio fair value adjustment of $15.99 million on page 117 and that the straight-line method is not used. Please present in the pro forma adjustment “H” description the effect the amortization will have on the operating results for the five years following the acquisition.
          Management intends to use the effective interest rate method in the calculation of amortization for the loan portfolio fair value adjustment. The table indicates an amortization period of 5 years. However, the actual amortization period is 5.43 years. The Company has made the adjustment which is reflected in Proxy Amendment No. 1. Based upon the portfolio mix, the straight line method estimates the effective interest method.
55.	Please tell us the relevant guidance you used in the calculation of the 325,000 restricted shares pro forma adjustment to the weighted average shares outstanding calculation, specifically considering paragraph 10 of SFAS 128.

Mr. Christian Windsor
United States Securities and Exchange Commission

          Paragraph 10 of SFAS 128 states “Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied, (in essence, when issuance of the shares is no longer contingent). Outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares.”
          The pro forma financials assume that the acquisitions are consummated. Management has included these shares in the computation of basic EPS based on paragraph 10 of SFAS 128. Management used an estimated a stock price of $9.83 / per share at issue date to calculate the 635,809 restricted shares in the pro forma adjustment to weighted average shares outstanding. We arrived at that number by dividing the total consideration of $6,250,000 by the $9.83 / share estimate.
56.	Please explain to us how you considered the agreed upon transaction bonuses included in the employment agreements for the CEO and CFO in your application of paragraph (6) of Article 11-02 of Regulation S-X for the pro forma adjustments.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Colonial Bancgroup, Inc.
Selected Historical Financial Information — The Select Colonial Assets, page 120
57.	Please revise to include the historical financial information required by Item 302 of Regulation S-K, supplementary financial information, for the two fiscal years presented in Item 301 of Regulation S-K.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2009
Nonperforming Assets and Potential Problem Loans, page 134
58.	We note that the Nevada “Carve-Out” did not have any non-performing loans or assets at June 30, 2009 and December 31, 2008. Please disclose the due diligence procedures performed by you to determine the loans to acquire and confirmation that there were no non-performing loans or assets.
          As reflected in the notes to the financial statements of the Nevada “Carve Out”, according to the definition of “nonperforming loans”, there are no nonperforming loans or assets as of June 30, 2009 or December 31, 2008. In addition, the Colonial Asset Purchase Agreement states that the Company will not be acquiring any nonperforming loans or assets. The Company also independently reviewed the loans to be acquired as described in its response to Comment 67.

Mr. Christian Windsor
United States Securities and Exchange Commission

          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
1st Commerce Bank
Liquidity and Funding, page 153
59.	We note your disclosure on page 153 that liquidity and funding functions are managed on a consolidated basis by BancGroup. Please provide us with your detailed analysis for determining that the liquidity disclosures required under Item 303 Regulation S-K paragraph (a)(1) related to the “carve-out” financial statements was not required or revise accordingly.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended June 30, 2009, page 159
60.	Please provide the required loan disclosures under Guide 3 Item III.C as of the interim period ending June 30, 2009 under paragraph 3(d) of Guide 3 for 1st Commerce Bank.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Security Ownership of Certain Beneficial Owners and Management, page 190
61.	Revise the last column of the table on page 191, “Percent of Class” to disclose the actual percentage that they may own. In this regard, the actual percentage should be used with the footnotes disclosing they will be limited to holding only 9.9% at any time.
          The Company has revised Proxy Amendment No. 1 to address the Staff’s comment.
Colonial Bancgroup, Inc.
 Notes to Unaudited Financial Statements
 Note 3 — Fair Value Measurements, page F-8
62.	We note your disclosure on page F-7 that loans subject to nonrecurring fair value adjustments are based on the current appraised value of the collateral. In addition, we note that impaired loans increased from $0 at December 31, 2008 to $1,100,000 at June 30, 2009. Please revise and explain in your response letter the following:
          Because the Company was entitled to specifically select or reject loans based upon their due diligence, for all periods from January 1, 2007 through June 30, 2009, there were no charge-offs on any loans included in the Nevada Carve-Out. However, as of June 30, 2009, Colonial Bank’s internal review process had identified three loans totaling approximately $1.6 million as having possible impairment of approximately $595,000 which was included as a specific allocation of the allowance for loan and lease losses.
          As of June 30, 2009, 2 commercial, financial, and agricultural loans were deemed impaired by Colonial.

Mr. Christian Windsor
United States Securities and Exchange Commission

Both loans had matured and renewals were in the process of being negotiated, and therefore, Colonial Bank reserved the full amount of the outstanding loan balance for each of these loans because of uncertainty surrounding collateral value and borrower financial status. Additionally, Colonial Bank identified 1 real estate commercial loan at June 30, 2009 as being impaired. Colonial Bank specifically reserved approximately 13% of the outstanding loan balance in the allowance for loan and lease losses.
a)	How and when you obtain external appraisals;
          All appraisals are ordered by a department within Colonial Bank that is independent of loan production and loan approval areas. Colonial Bank maintains a list of approved appraisers from whom appraisals are ordered. All appraisals are reviewed by a department within the bank that is independent from loan production and loan approval areas, and is staffed with qualified, licensed appraisers.
          External appraisals are obtained in the following situations:
•	New loans over $250,000 secured by real estate (both commercial and residential).

•	Renewals, extensions, and refinances of existing credits with the advance of new money, if the market or property has deteriorated to the point where Colonial Bank’s collateral protection is threatened by the resulting transaction.

•	Other Real Estate Owned (“ORE”) with a carrying value of over $25,000 at the time of transfer to ORE.
          When a loan is deemed to be impaired, the lending officer must evaluate whether the appraisal on file is still appropriate (this assessment must be supported with current market information similar to what is required on all renewal loans). If there has been obvious deterioration in the market since the last appraisal or if the appraisal is older than one year and the loan is over $250,000, a new appraisal must be ordered.
b)	How an external appraisal impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
          On a quarterly basis, Colonial Bank performs impairment testing pursuant to FAS 114. If the value of an impaired loan is less than the recorded investment, a specific reserve is established for the difference. Any difference that is identified as uncollectible is promptly charged-off. See response to part a) above for the impact of new appraisals on the impairment analysis.
c)	The typical timing surrounding the recognition of a collateral dependent loan as non-accrual and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

Mr. Christian Windsor
United States Securities and Exchange Commission

          Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collateralized and in the process of collection. In addition, if a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans will continue to be classified as nonaccrual unless they are brought fully current and the collection of scheduled interest and principal is considered probable. For the ordering of appraisals, see answers to parts a) and b) above.
d)	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.
          This is not applicable to the Nevada Carve-Out as there have been no charge offs.
If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.
          As discussed above, Colonial Bank’s policy is to use external appraisals.
Note 10 — Stock Based Compensation, page F-11
63.	We note your stock option and restricted stock/performance unit activity disclosures on page F-11 and that there are 239,385 stock options and 124,650 restricted stock/performance units outstanding at June 30, 2009. Please tell us if you will exchange these awards for share-based payment awards of your Company at the acquisition date. If you do intend to replace the outstanding awards please tell us how you considered paragraph 43 to 46 of SFAS 141 in determining the consideration transferred in the business combination and the impact on your unaudited pro forma condensed financial statements.
          Pursuant to the Colonial Bank Asset Purchase Agreement, the Company is not exchanging any share-based payment awards.
1st Commerce Bank
 Condensed Interim Financial Statements for the period ended June 30, 2009
 Note C — Fair Value, page F-42
64.	We note on page F-37 the Company has loans held for sale of $1,354,073 and $391,215 at June 30, 2009 and December 31, 2008. In addition, we note your disclosure on page F-41 that mortgage loans held for sale are carried at the lower of cost or fair value and are measured on a nonrecurring basis. Please include the disclosures required by paragraph 33 of SFAS 157 and paragraph 20(a) of FSP SFAS 157-4 for loans held for sale.

Mr. Christian Windsor
United States Securities and Exchange Commission

          Insofar as 1st Commerce Bank had only 8 loans held for sale as of June 30, 2009 (and three loans held for sale as of December 31, 2008) and that such loans constituted approximately 3% of total assets as of June 30, 2009, it was determined that such disclosures were not necessary. However, clarification has been added to the interim 2009 fair value disclosures that the cost of such loans approximated fair value and such loans are, accordingly, carried at cost.
65.	We note your fair value disclosure on page F-41 that the value of impaired loans and other real estate owned are determined using the current appraisal value of the collateral or the observable market price. In addition, as of June 30, 2009 both the impaired loans and other real estate owned fair value determinations relied on significant unobservable inputs or Level 3 inputs. Please revise and explain in your response letter:
(a)	How and when you obtain external appraisals;

(b)	Significant adjustments made to appraisals received, if any;

(c)	Valuation technique used to determine the observable market price and significant assumptions or observable inputs used;

(d)	The amount of impaired loans and other real estate owned at June 30, 2009 and December 31, 2008 that the fair value was determined using the current appraisal value versus the observable market price;

(e)	If an independent third party is used to determine the observable market price, how does the Company verify the value determined and the level of inputs within the fair value hierarchy; and

(f)	If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.
          The amounts of impaired loans (one loan) and other real estate owned (one parcel of real estate) at June 30, 2009 were immaterial and, accordingly, it was determined that additional disclosures were not necessary. Current appraisals were obtained for those amounts (in January 2009 for the impaired loan and in October 2008 regarding the parcel of other real estate owned). 1st Commerce Bank has considered appraisals to be unobservable inputs to fair value estimates, insofar as some immaterial adjustments, generally consisting of estimated selling expenses, are made to such appraisals.
Financial Statements for the fiscal year ended December 31, 2008
Note B — Loans, page F-55
66.	We note your disclosure on page F-55 that $0.9 million of nonaccrual loans are commercial loans secured by real estate. In addition, we note your disclosure on page 166 that there are potential problem loans of $4.2 million at December 31, 2008.

Mr. Christian Windsor
United States Securities and Exchange Commission

Given 51% of the Company’s loan portfolio is concentrated in commercial real estate and only 36.5% of these loans are owner-occupied, please revise and explain in your response letter the following information related to underlying collateral of commercial real estate loans:
(a)	How an external appraisal impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

(b)	The typical timing surrounding the recognition of a collateral dependent loan as non-accrual and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

(c)	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.
          Appraisals are typically ordered when a loan reaches nonperforming status, when an appraisal being used for FAS 114 analysis becomes more than one year old or if material value deterioration has occurred in the marketplace since the last appraisal. Appraisals are the primary basis for determining the estimated fair value of the collateral, unless the appraisal is based on comparable transactions which are deemed to be distressed/forced sales or occurring in disorderly transactions in inactive markets. Deviations from appraisals are infrequent. In addition to appraisals, broker price opinions are occasionally obtained for residential properties. When an appraisal or broker price opinion is received (generally within four weeks from the date ordered), the reports are reviewed for propriety and then an impairment analysis is completed for all loans over $250,000 to determine whether a write-down is necessary and such write-downs are made immediately. Appraisals received after the balance-sheet date and prior to the issuance of the financial statements are also considered for adjustment to such financial statements. For the periods presented, 1st Commerce Bank has not charged-off or reserved an amount different than the appraisal, except for adjusting for estimated selling expenses of the property.
Form 8-K filed on August 3, 2009
67.	We note on slide 19 of the investor presentation that your hired team of loan review specialists conducted on-site examinations of current credit files for approximately 65% of the total gross loan assets you intend to acquire from the 1st Commerce merger and Colonial Bank asset purchase. Please tell us how you determined that 65% was sufficient and the procedures performed to determine that the remaining 35% were not non-performing loans.
          The Company’s procedures related to reviewing commercial loans were primarily focused on repayment ability, collateral type and value, payment history and secondary sources of repayment.

Mr. Christian Windsor
United States Securities and Exchange Commission

The Company selected loan files based on the outstanding principal balances of the relevant loan portfolios. The Company included loans that were risk-graded 1 — 6 and loans risk-graded 7 — 9 were excluded from consideration. The Company determined that a focus on loans in excess of $500,000 in outstanding principal and with an internal rating of acceptable (3), marginally acceptable (4), management attention (5) and special mention (6) would provide an acceptable level of targeted portfolio penetration. The Company also reviewed a sample of targeted loans less than $500,000 or risk rated superior (1) or exceptional (2). Once again loans risk rated substandard (7), doubtful (8) and loss (9) were not considered for purchase from Colonial Bank. 1st Commerce loan reviews were consistent with the review process followed at Colonial Bank with the exception that loans rated substandard (7), doubtful (8) and loss (9) were subject to a full review. Risk ratings were based on information from Colonial Bank’s internal risk ratings and our independent review of the loan files. Loan files were also reviewed for completeness and adequacy of legal documentation. Significant consideration was given in the review and risk assessment to potential risk factors, including changes in the real estate market, local economic conditions, industry conditions, and other market conditions that might impact the risk profile. Based on the results of the review, the complete review of targeted loans over $500,000, specific sampling of smaller loans and a review of Colonial Bank’s management and delinquency reports, the Company believes the specific sampling and review penetration of 65% of principal balance to be an acceptable assessment of portfolio risk.
          In connection with responding to your comments, as requested on page 13 of the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Frank J. Lopez, Esq.
Frank J. Lopez, Esq.

cc:	Michael Clampitt (Securities and Exchange Commission)
Todd Schiffman (Securities and Exchange Commission)
Lindsay Bryan (Securities and Exchange Commission)
John Nolan (Securities and Exchange Commission)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Jason N. Ader (Global Consumer Acquisition Corp.)
Daniel Silvers (Global Consumer Acquisition Corp.)
Andrew Nelson (Global Consumer Acquisition Corp.)